UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                         MAGELLAN HEALTH SERVICES, INC.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.25 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  559079108
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                          Blum Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 26, 2002
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 10


CUSIP NO. 559079108              SCHEDULE 13D                     Page 2 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.
                                      (formerly RCBA Strategic Partners, L.P.)

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,965,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,965,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,965,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  17.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 559079108              SCHEDULE 13D                     Page 3 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.
                                                    (formerly RCBA GP, L.L.C.)

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,965,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,965,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,965,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                17.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 559079108              SCHEDULE 13D                    Page 4 of 10

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,965,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,965,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,965,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                17.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 559079108              SCHEDULE 13D                     Page 5 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,965,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,965,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,965,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                17.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 559079108              SCHEDULE 13D                     Page 6 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,965,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,965,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,965,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                17.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 559079108              SCHEDULE 13D                     Page 7 of 10

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 3, 2002 by Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C. (formerly RCBA GP, L.L.C.), a Delaware limited liability company ("Blum GP"); Blum Strategic Partners, L.P. (formerly RCBA Strategic Partners, L.P.), a Delaware limited partnership ("Strategic"), and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, par value $0.25 (the "Common Stock") of Magellan Health Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6950 Columbia Gateway Drive, Suite 400, Columbia, Maryland 21046. The following amendments are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information.

In February 2002, RCBA GP, L.L.C. and RCBA Strategic Partners, L.P. changed their names to Blum Strategic GP, L.L.C. and Blum Strategic Partners, L.P., respectively. Blum GP is a Delaware limited liability company whose principal business is acting as general partner for Blum Strategic Partners, L.P.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-Q, there were 34,678,928 shares of Common Stock outstanding as of January 31, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct holdings of the Common Stock and corresponding percentage interest of total shares outstanding: (i) Strategic reports direct holdings of 3,616,800 shares of the Common Stock (10.4%); (ii) Blum LP and RCBA Inc. report holdings of 2,064,900 shares of the Common Stock (6.0%) owned directly by the limited partnerships for which Blum LP serves as the general partner and Blum LP's investment advisory client accounts; and (iii) Mr. Blum reports the aggregate of these shares for a total of 5,681,700 shares of the Common Stock, which represents 16.4% of the outstanding shares of the Common Stock.

In addition, because Blum LP has voting and investment power with respect to 283,800 shares that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund and Value Opportunities Fund (collectively "The Common Fund"), those shares are reported as beneficially owned by Blum LP. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons. Voting and investment power concerning the above shares are held solely by Blum


CUSIP NO. 559079108              SCHEDULE 13D                    Page 8 of 10


LP and Blum GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 5,965,500 shares of the Common Stock, which is 17.2% of the outstanding shares of Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Mr. Blum may also be deemed to be the beneficial owner of the securities over which Blum GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP, except to the extent of any pecuniary interest therein.

The outstanding voting stock of the Issuer as reported on the most recent 10-Q does not include 59,063 outstanding shares of Series A Redeemable Preferred Stock that has a right to approximately 6,300,000 shares of the Issuer's common stock and votes on an 'as converted' basis. See Note L ("Redeemable Preferred Stock") in the Issuers audited historical financial statements contained in the Issuer's Form 10-Q for the period ended December 31, 2001. Were the Series A Preferred Stock to be converted to common stock and included in the outstanding shares of the Issuer, the Issuer would have had 40,978,981 outstanding shares as of January 31, 2002 and the Reporting Persons would have owned 14.6% of the outstanding voting stock of the Issuer.

(c) During the last sixty (60) days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity                                       Trade Date   Shares    Price/Share
------                                       ----------   -------   -----------

Blum LP's limited partnership                 01-07-02      37,400    6.00000
and investment advisory client                02-28-02       2,000    5.23500
accounts (including The Common Fund)          03-01-02     116,700    5.36940
                                              03-05-02      50,000    5.46810
                                              03-06-02      32,000    5.43610
                                              03-08-02      60,400    5.49170
                                              03-11-02       3,800    5.50000
                                              03-14-02      26,300    5.50000
                                              03-25-02      12,700    5.50000
                                              03-26-02      30,000    5.50000

(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 559079108              SCHEDULE 13D                    Page 9 of 10

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2002

BLUM STRATEGIC PARTNERS, L.P.                  BLUM STRATEGIC GP, L.L.C.
(Formerly RCBA Strategic Partners, L.P.)       (Formerly RCBA GP, L.L.C.)
By BLUM STRATEGIC GP, L.L.C.
(Formerly RCBA GP, L.L.C.)
   its general partner



By   /s/ Marc T. Scholvinck                     By  /s/ Marc T. Scholvinck
    -------------------------------            ----------------------------
    Marc T. Scholvinck, Member                   Marc T. Scholvinck, Member


RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                       By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Marc T. Scholvinck                By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                      Marc T. Scholvinck
    Partner, Chief Financial Officer        Partner and Chief Financial Officer
     And Assistant Secretary


 /s/ Marc T. Scholvinck
 ---------------------------------------
 RICHARD C. BLUM

 By  Marc T. Scholvinck, Attorney-in-Fact



CUSIP NO. 559079108              SCHEDULE 13D                    Page 10 of 10

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  April 4, 2002

BLUM STRATEGIC PARTNERS, L.P.             BLUM STRATEGIC GP, L.L.C.
(Formerly RCBA Strategic Partners, L.P.) (Formerly RCBA GP, L.L.C.) By BLUM STRATEGIC GP, L.L.C.
(Formerly RCBA GP, L.L.C.)
   its general partner



By   /s/ Marc T. Scholvinck                 By  /s/ Marc T. Scholvinck
    -------------------------------          -----------------------------
    Marc T. Scholvinck, Member                 Marc T. Scholvinck, Member


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Marc T. Scholvinck                By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                      Marc T. Scholvinck
    Partner, Chief Financial Officer        Partner and Chief Financial Officer
     And Assistant Secretary


 /s/ Marc T. Scholvinck
 ---------------------------------------
 RICHARD C. BLUM

 By  Marc T. Scholvinck, Attorney-in-Fact